SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Amendment No. 7)

Under the Securities Exchange Act of 1934*

SOUTHCROSS ENERGY PARTNERS, L.P.

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84130C100

(CUSIP Number)

Rodney L. Moore
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, Texas 75201
214-746-7000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 10, 2016

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84130C100

1	NAME OF FILING PARTIES

TW Southcross Aggregator LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
PN - limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW Southcross Aggregator LP to SHB, TW Southcross Aggregator LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

TW/LM GP Sub, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW/LM GP Sub, LLC to SHB, TW/LM GP Sub, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

Tailwater Energy Fund I LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Energy Fund I LP to SHB, Tailwater Energy Fund I LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

TW GP EF-I, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP EF-I, LP to SHB, TW GP EF-I, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

TW GP EF-I GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP EF-I GP, LLC to SHB, TW GP EF-I GP, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

TW GP Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
00 – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of TW GP Holdings, LLC to SHB, TW GP Holdings, LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

Tailwater Holdings, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
PN – limited partnership

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Holdings, LP to SHB, Tailwater Holdings, LP may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

Tailwater Capital LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
OO – limited liability company

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Tailwater Capital LLC to SHB, Tailwater Capital LLC may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

Jason H. Downie

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Jason H. Downie to SHB, Mr. Downie may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(3) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

1	NAME OF FILING PARTIES

Edward Herring

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
44,030,950 (1) (2)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
44,030,950 (1) (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
44,030,950 (1) (2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
66.8% (3)

14	TYPE OF REPORTING PERSON
IN – Individual

(1) Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 common units representing limited partner interests (“Common Units”), 16,811,649 Class B convertible units representing limited partner interests (“Class B Convertible Units”) and 12,213,713 subordinated units representing limited partner interests (“Subordinated Units”) in the Issuer.

(2) As a result of the relationship of Edward Herring to SHB, Mr. Herring may be deemed to indirectly beneficially own the Common Units, Class B Convertible Units and Subordinated Units held by SHB.

(4) Percentage calculation is based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016.

This Amendment No. 7 amends and supplements the Schedule 13D first filed August 14, 2014 (the “Original Schedule 13D” and, as amended by that certain Amendment No. 1 filed on December 8, 2014, that certain Amendment No. 2 filed on May 15, 2015, that certain Amendment No. 3 filed on February 17, 2016, that certain Amendment No. 4 filed on April 6, 2016, that certain Amendment No. 5 filed on April 13, 2016, that certain Amendment No. 6 filed on May 2, 2016 and this Amendment No. 7, this “Schedule 13D”), and is being filed jointly by the Filing Parties with respect to the Common Units, Class B Convertible Units and Subordinated Units of SXE (as hereinafter defined).  Capitalized terms used herein but not defined herein shall have the meanings attributed to them in the Original Schedule 13D, as previously amended.

Item 1.	Security and Issuer.

Item 1 of the Original Schedule 13D (as previously amended) is hereby amended by amending and restating the second paragraph as follows:

Southcross Holdings Borrower LP (“SHB”) owns of record 15,005,588 Common Units, all 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is an indirect, wholly owned subsidiary of Southcross Holdings LP (“Holdings”).  Holdings, through its indirect ownership of SHB, controls the activities of SHB.  Southcross Holdings GP LLC (“Holdings GP”) is the general partner of Holdings and in such capacity, controls the activities of Holdings.  Holdings GP is managed by a board of directors (the “Holdings GP Board”) who have the power and authority to manage and control the business and affairs of Holdings GP, including its control of the activities of Holdings.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Original Schedule 13D (as previously amended) is hereby amended by adding the following:

The information set forth in or incorporated into Item 5(c) is incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Original Schedule 13D (as previously amended) is hereby amended by amending and restating the first paragraph as follows:

SHB owns of record 15,005,588 Common Units, all 16,811,649 Class B Convertible Units and 12,213,713 Subordinated Units that are outstanding.  SHB is owned 100% by Southcross Holdings Guarantor LP (“Guarantor”) and its non-economic general partner interest is held by Southcross Holdings Borrower GP LLC (“SHB GP”), which is owned 100% by Guarantor.  Guarantor is owned 99.98% by Holdings and 0.02% by its general partner, Southcross Holdings Guarantor GP LLC (“Guarantor GP”).  On June 28, 2016 Holdings contributed 1% of the total membership interest of Guarantor GP then owned by Holdings to Southcross Holdings Intermediary LLC (“Intermediary”), so that following such contribution Guarantor GP is owned 99% by Holdings and 1% by Intermediary.  Intermediary is owned 100% by Holdings.

Item 5 of the Original Schedule 13D (as previously amended) is further amended by amending and restating the fifth paragraph as follows:

As a result of the relationship of Southcross Aggregator to Holdings and Holdings GP and the relationship of the Filing Parties among themselves as described in Item 2 of this Schedule 13D, each Filing Party may be deemed to have shared power to vote, or direct the disposition of, and to dispose, or direct the disposition of, the Common Units, Class B Convertible Units and Subordinated Units held of record by SHB, which constitutes approximately 66.8% of the Common Units (based on the number of Common Units, Class B Convertible Units and Subordinated Units outstanding as of August 2, 2016, as reported in SXE’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2016, plus the 289,165 Class B Convertible Units acquired by SHB on August 10, 2016).

Item 5(c) of the Original Schedule 13D (as previously amended) is amended and restated as follows:

(c) SHB was entitled to receive from the Issuer, within forty-five (45) days after the quarter ending December 31, 2015, a Class B Quarterly Distribution (as defined in the Issuer’s Third Amended and Restated Agreement of Limited Partnership dated August 4, 2014 (the “Partnership Agreement”)), consisting of a payment-in-kind distribution on outstanding Class B Convertible Units of additional Class B Convertible Units (the “Class B PIK Units”) in accordance with the terms of the Partnership Agreement.   However, the Issuer did not timely make such Class B Quarterly Distribution.  The Partnership Agreement provides that, notwithstanding the Issuer’s failure to make such Class B Quarterly Distribution, the holders entitled to the unpaid Class B PIK Units shall be entitled (I) to Class B Quarterly Distributions in subsequent quarters on such unpaid Class B PIK Units and (II) to all other rights under the Partnership Agreement as if such unpaid Class B PIK Units had in fact been distributed on the date due (“Unpaid Class B PIK Rights”).  On May 9, 2016, the Issuer issued to SHB 279,303 Class B Convertible Units that were to have been issued on February 14, 2016 (and which supersede previously reported Unpaid Class B PIK Rights) and an additional 284,191 Class B PIK Units on outstanding Class B Convertible Units (including the Unpaid Class B PIK Rights) pursuant to the Partnership Agreement.  Therefore, on May 9, 2016, SHB acquired a total of 563,494 Class B Convertible Units.

On August 10, 2016, the Issuer issued to SHB an additional 289,165 Class B PIK Units on outstanding Class B Convertible Units pursuant to the Partnership Agreement.

On March 17, 2016, Holdings and the Issuer entered into an equity cure contribution agreement (the “Equity Cure Agreement”) related to that certain Third Amended and Restated Revolving Credit Agreement, dated as of August 4, 2014, among the Issuer, as borrower, Wells Fargo Bank, N.A. as administrative agent, UBS Securities LLC and Barclays Bank PLC, as co-syndication agents, JPMorgan Chase Bank, N.A., as documentation agent, and the lenders party thereto (as amended, the “Revolving Credit Agreement”).  Under the terms of the Revolving Credit Agreement, the Issuer has the right to cure any default with respect to a financial covenant in the Revolving Credit Agreement by having Holdings purchase equity interests in or make capital contributions to the Issuer that result in proceeds that would satisfy the requirements of such financial covenant.

Pursuant to the Equity Cure Agreement, on May 13, 2016 (the “Contribution Date”), SHB contributed from cash on hand $532,000 (the “Contribution Amount”) to the Issuer to fund an equity cure in connection with a default with respect to a financial covenant in the Revolving Credit Agreement and received 359,459 Common Units from Issuer at $1.48 per Common Unit.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1.	Joint Filing Agreement*

Exhibit 2.	Equity Cure Contribution Agreement, dated March 17, 2016, by and between Southcross Energy Partners, L.P. and Southcross Holdings LP.**

* Previously filed as an Exhibit to the Original Schedule 13D (as amended previously) and incorporated by reference herein.

** Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K dated March 17, 2016, and filed on March 22, 2016.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  August 10, 2016

TW SOUTHCROSS AGGREGATOR LP,
a Delaware limited partnership

By:	TW/LM GP Sub, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW/LM GP SUB, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER ENERGY FUND I LP,
a Delaware limited partnership

By:	TW GP EF-I, LP,
its General Partner

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I, LP,
a Delaware limited partnership

By:	TW GP EF-I GP, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TW GP EF-I GP, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

TAILWATER HOLDINGS, LP,
a Delaware limited partnership

By:	TW GP Holdings, LLC,
its General Partner

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TW GP HOLDINGS, LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President

TAILWATER CAPITAL LLC,
a Texas limited liability company

By:	/s/ Brian Blakeman
Brian Blakeman, Vice President Tax & Finance

/s/ Jason H. Downie
Jason H. Downie

/s/ Edward Herring
Edward Herring